July 7, 2006



Mail Stop 4561

Owen Pinkerton
David H. Roberts
Securities and Exchange Commission
Washington DC  20549

Re:  AEI Real Estate Fund XV
     Preliminary Proxy Statement on Schedule 14A
     Registration No. 0-14089
     Filed on May 11, 2006

     In accordance with your request and the filing of revised preliminary proxy material (the "Consent Statement") regarding the above real estate program, and as general partner of that program, we confirm hereby confirm that:

     we are aware that the adequacy and accuracy of the Consent
     Statement is the responsibility of AEI Real Estate Fund XV, through the undersigned as general partner;

     we are aware that staff comments or changes in response to staff comment in the proposed disclosure in the Consent Statement do not foreclose the Commission from taking any action with respect to the filing;

     we are aware that staff comment may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any questions, please give me a call at 651-225-
7738.


Sincerely,


/s/ Patrick W Keene
    Patrick W. Keene
Chief Financial Officer
AEI Fund Management 86-A, Inc.
Managing General Partner